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                            June 21, 2021

       Timothy Noyes
       Chief Executive Officer
       Aerovate Therapeutics, Inc.
       200 Berkeley Street, Floor 18
       Boston, MA 02116

                                                        Re: Aerovate
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 9, 2021
                                                            File No. 333-256949

       Dear Mr. Noyes:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2021 letter.

       Registration Statement on Form S-1 Filed June 9, 2021

       Prospectus Summary
       Overview, page 1

   1. We note your response to comment 3. Please revise your disclosure to describe the serious adverse events
that were observed during the Phase 3 trial conducted by Novartis.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Timothy Noyes
Aerovate Therapeutics, Inc.
June 21, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Fay at 202-551-3812 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Kasey Robinson at 202-551-5880 or Christopher Edwards at 202-551-6761 with any other questions.



                                                           Sincerely,
FirstName LastNameTimothy Noyes
                                                           Division of
Corporation Finance
Comapany NameAerovate Therapeutics, Inc.
                                                           Office of Life
Sciences
June 21, 2021 Page 2
cc:       Edwin O   Connor, Esq.
FirstName LastName